

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via E-mail</u>
Mr. Yanwei He
Chief Financial Officer
China Advanced Construction Materials Group, Inc.
9 North West Fourth Ring Road, Yingu Mansion Suite 1708
Haidian District, Beijing, People's Republic of China 100190

> **RE: China Advanced Construction Materials Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed September 23, 2011**
> **Form 10-K/A for the Year Ended June 30, 2011**
> **Filed September 26, 2011**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 14, 2012**
> **File No. 1-34515**

Dear Mr. He:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Risk Factors, page 15

We may be exposed to potential risks relating to our internal controls over…page 20

2. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

   a) In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

   b) If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

   c) We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

      - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
      - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
      - the nature of his or her contractual or other relationship to you;
      - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
      - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

   d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your
- internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Management's Discussion and Analysis, page 29

Consolidated Results of Operations, page 34

Comparison of the Years Ended June 30, 2011 and 2010, page 35

3. Please enhance your disclosure to separately discuss with quantification the business reasons for changes between periods in income from operations by reportable segment. Please also disclose with quantification the business reasons for changes between periods in amounts shown in the corporate column on page F-25 of your segment footnote.

4. You indicate that the increase in selling, general and administrative expenses was principally due to an increase in bad debt expenses of approximately $7.4 million, including $2.3 million of direct write-off. Please revise your disclosure to provide a more robust discussion of your bad debt expenses. Please discuss the facts and circumstances surrounding this increase in bad debt expenses in 2011 compared to the prior period.

Liquidity and Capital Resources, page 37

General

5. Since your foreign operations appear to be significant, please disclose the following:

- The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;
- You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and
- Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Cash Provided By Operating Activities, page 39

6. Net cash used in operating activities was $2.7 million for the year ended June 30, 2011, as compared to $0.2 million for the year ended June 30, 2010. You indicate that the increase was primarily due to the increase of accounts receivable due to increase sales coupled with slower collection of the receivables and other receivables, an increase in accounts payable and taxes payable and a decrease of inventories during the year ended June 30, 2011. Please expand this disclosure to discuss the underlying reasons for changes in your other working capital components, with specific discussions for accounts inventories, prepayments, accounts payable and accrued liabilities, as applicable. Given the impact of the changes in your accounts receivable (including your provision for doubtful accounts), please also consider whether a discussion of financial measures such as accounts receivable turnover and days sales outstanding would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates, page 39

Accounting for Long-lived Assets, page 40

7. We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:
- How you group long-lived assets for impairment and your basis for that determination;
- How you determine when long-lived assets should be tested for impairment;
- How frequently you evaluate for the types of events and circumstances that may indicate impairment;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
- The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows or fair value.

Financial Statements

Note 16 – Business Segments, page F-25

8. Please disclose the types of amounts included in the corporate column for each period presented and disclose why these amounts were not allocated to other reportable segments. Refer to ASC 280-10-50-29.

Note 17 – Legal Contingencies, page F-26

9. You disclose that management does not expect any liability from the disposition of claims and litigation individually or in the aggregate would have a material adverse impact on your consolidated financial position or results of operations. Please revise your discussion to address the expected effect on your cash flows, as well. Please revise your disclosure on page 28 as well.

Form 10-Q for the Period Ended March 31, 2012

General

10. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief